FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2023

Commission File Number: 001-39966

New Found Gold Corp.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

WeWork, c/o New Found Gold Corp.
1600 - 595 Burrard Street
Vancouver, British Columbia
Canada V7X 1L4
845-535-1486
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

   Form 20-F ____       Form 40-F      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   _______

New Found Extends High-grade at Keats West to 305m Down Dip With 10.1 g/t Au Over 22.5m & Hits 80m Wide Gold Domain

VANCOUVER, British Columbia--(BUSINESS WIRE)--March 21, 2023--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the results from 11 diamond drill holes that were completed as part of a drill program designed to expand on the newly discovered Keats West zone, a low-angle thrust fault that dips gently to the south-southwest and is located on the west side of the highly prospective Appleton Fault Zone (“AFZ”). New Found’s 100%-owned Queensway project comprises a 1,662km2 area, accessible via the Trans-Canada Highway, 15km west of Gander, Newfoundland and Labrador.

Keats West Highlights:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)
NFGC-22-833	11.00	22.40	11.40	3.25
And	30.00	65.00	35.00	2.41
And	74.00	91.35	17.35	1.61
Aggregate*	11.00	91.35	79.75	1.94
NFGC-22-843	31.40	38.30	6.90	7.71
Including	31.80	32.40	0.60	77.10
NFGC-22-865	101.10	104.65	3.55	61.76
Including	102.70	103.40	0.70	301.09
NFGC-22-875	59.00	74.00	15.00	2.09
NFGC-22-922	52.00	54.00	2.00	8.13
Including	53.00	54.00	1.00	14.30
And	63.40	80.00	16.60	3.26
Including	73.30	74.25	0.95	25.23
And	128.70	150.00	21.30	4.32
Including	133.45	134.20	0.75	14.40
Including	139.55	140.50	0.95	10.25
Including	143.55	144.25	0.70	23.90
NFGC-22-945	78.10	100.60	22.50	10.05
Including	88.15	88.80	0.65	12.55
Including	90.00	91.00	1.00	12.95
Including	93.70	94.85	1.15	14.24
Including	95.65	96.00	0.35	16.10
Including	99.95	100.60	0.65	221.00
NFGC-22-989	9.70	39.10	29.40	2.53
Including	30.00	30.35	0.35	46.90
Including	38.75	39.10	0.35	84.00

Table 1: Keats West Drilling Highlights

1Note that the host structures are interpreted to be shallowly dipping and true widths are generally estimated to be 60% to 95% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness. *Aggregate composite of the entire mineralized envelope.

  Today’s highlight interval of 10.1 g/t Au over 22.50m in NFGC-22-945 is a 305m step down dip from previously reported 18.9 g/t Au over 15.95m in NFGC-22-773 released November 23, 2022, and a 100m step down dip of previously reported 42.6 g/t Au over 32.00m in NFGC-22-960 released November 28, 2022. This high-grade interval occurs just 65m from surface due to late faulting that has uplifted this portion of the Keats West structure and relocated it closer to surface (Figures 1- 5).
  The mineralized footprint of Keats West now spans 200m wide x 305m down dip, averaging approximately 30m thick with broader domains spanning widths as great as 80m as seen in NFGC-22-833, which intersected multiple intervals of gold mineralization with grades ranging from 1.6-3.2 g/t Au.
  Additional notable intercepts released today within the Keats West zone include 61.8 g/t Au over 3.55m in NFGC-22-865, 3.26 g/t Au over 16.60m, and 4.32 g/t Au over 21.30m in NFGC-22-922, and 2.53 g/t Au over 29.40m in NFGC-22-989.
  Step-out and infill drilling are ongoing at Keats West to expand on this new discovery and to better define the continuity of grade and the controls on the gold mineralization within the host fault.

Melissa Render, VP Exploration of New Found, stated: “Keats West continues to impress with high-grade gold intercepts and broad domains of gold mineralization. This zone is providing us with ample evidence that both sides of the Appleton Fault can act as a prolific host for gold mineralization. One interesting insight from today’s drilling is the late faulting that occurred down dip on Keats West, effectively uplifting the mineralized zone towards surface. This corroborates our interpretation of the newly discovered Iceberg zone as the fault offset of Keats Main, an understanding that will allow us to better identify and test for additional zones of gold mineralization.”

Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)
NFGC-22-747	91.00	96.50	5.50	1.59
And	106.35	110.00	3.65	1.15
And	111.80	114.20	2.40	1.01
And	165.05	168.25	3.20	1.17
NFGC-22-833	11.00	22.40	11.40	3.25
And	30.00	65.00	35.00	2.41
And	74.00	91.35	17.35	1.61
Aggregate*	11.00	91.35	79.75	1.94
NFGC-22-843	7.44	13.25	5.81	1.33
And	24.85	27.00	2.15	1.33
And	31.40	38.30	6.90	7.71
Including	31.80	32.40	0.60	77.10
And	49.25	52.10	2.85	1.72
NFGC-22-848	9.80	12.15	2.35	1.50
And	23.55	31.85	8.30	2.49
Including	29.65	30.30	0.65	11.40
NFGC-22-848A	22.55	30.90	8.35	1.64
And	60.00	63.35	3.35	1.29
NFGC-22-865	30.00	32.45	2.45	1.29
And	83.50	86.55	3.05	2.33
And	92.90	95.25	2.35	1.14
And	101.10	104.65	3.55	61.76
Including	102.70	103.40	0.70	301.09
And	110.75	113.35	2.60	1.53
NFGC-22-875	59.00	74.00	15.00	2.09
NFGC-22-922	52.00	54.00	2.00	8.13
Including	53.00	54.00	1.00	14.30
And	63.40	80.00	16.60	3.26
Including	73.30	74.25	0.95	25.23
And	128.70	150.00	21.30	4.32
Including	133.45	134.20	0.75	14.40
Including	139.55	140.50	0.95	10.25
Including	143.55	144.25	0.70	23.90
NFGC-22-945	78.10	100.60	22.50	10.05
Including	88.15	88.80	0.65	12.55
Including	90.00	91.00	1.00	12.95
Including	93.70	94.85	1.15	14.24
Including	95.65	96.00	0.35	16.10
Including	99.95	100.60	0.65	221.00
NFGC-22-949	55.70	58.50	2.80	1.38
NFGC-22-989	9.70	39.10	29.40	2.53
Including	30.00	30.35	0.35	46.90
Including	38.75	39.10	0.35	84.00

Table 2: Summary of composite results reported in this press release for Keats West

1Note that the host structures are interpreted to be shallowly dipping and true widths are generally estimated to be 60% to 95% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness. *Aggregate composite of the entire mineralized envelope.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-22-747	98	-45	176	658047	5427939
NFGC-22-833	120	-45.5	221	658033	5428032
NFGC-22-843	65	-52	200	658032	5428032
NFGC-22-848	120	-45	38	658014	5428101
NFGC-22-848A	120	-45	338	658013	5428101
NFGC-22-865	127	-66	185	658046	5427939
NFGC-22-875	39	-52	335	658092	5427942
NFGC-22-922	37	-56	258	658003	5427818
NFGC-22-945	58	-47	237	657949	5427794
NFGC-22-949	10	-45	281	657774	5427763
NFGC-22-989	35	-45	84	658126	5428023

Table 3: Details of drill holes reported in this press release

Queensway 500,000m Drill Program Update

The Company is currently undertaking a 500,000m drill program at Queensway and approximately 54,900m of core is currently pending assay results.

Sampling, Sub-sampling, and Laboratory

True widths of the intercepts reported in this press release have yet to be determined but are estimated to be 60% to 95% of reported core lengths. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional variability in true width. Assays are uncut, and composite intervals are calculated using a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au.

All drilling recovers HQ core. Drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 meter and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, sealed and marked with the contents.

New Found submits samples for gold determination by fire assay to ALS Canada Ltd. (“ALS”) and by photon assay to MSALABS (“MSA”) since June 2022. ALS and MSA operate under a commercial contract with New Found.

Drill core samples are shipped to ALS for sample preparation in Sudbury, Ontario, Thunder Bay, Ontario, or Moncton, New Brunswick. ALS is an ISO-17025 accredited laboratory for the fire assay method.

Drill core samples are also submitted to MSA in Val-d’Or, Quebec. MSA operates numerous laboratories worldwide and maintains ISO-17025 accreditation for many metal determination methods. Accreditation of the photon assay method at the MSA Val D’Or laboratory is in progress.

At ALS, the entire sample is crushed to approximately 70% passing 2mm. A 3,000-g split is pulverized. “Routine” samples do not have visible gold (VG) identified and are not within a mineralized zone. Routine samples are assayed for gold by 30-g fire assay with an inductively-couple plasma spectrometry (ICP) finish. If the initial 30-g fire assay gold result is over 1 g/t, the remainder of the 3,000-g split is screened at 106 microns for screened metallics assay. For the screened metallics assay, the entire coarse fraction (sized greater than 106 microns) is fire assayed and two splits of the fine fraction (sized less than 106 microns) are fire assayed. The three assays are combined on a weight-averaged basis. Samples that have VG identified or fall within a mineralized interval are automatically submitted for screened metallic assay for gold.

At MSA, the entire sample is crushed to approximately 70% passing 2mm. For “routine” samples that do not have VG identified and are not within a mineralized zone, the samples are riffle split to fill two 450g jars for photon assay. The assays reported from both jars are combined on a weight-averaged basis. If one of the jars assays greater than 1 g/t, the remaining crushed material is weighed into multiple jars and are submitted for photon assay.

For samples that have VG identified or are within a mineralized zone, the entire crushed sample is weighed into multiple jars and are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

All samples prepared at ALS or MSA are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver.

Drill program design, Quality Assurance/Quality Control and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s quality control protocols.

New Found’s quality control program also includes submission of the second half of the core for approximately 5% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this news release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated March 21, 2023, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 500,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $72-million as of March 2023.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; assay results; the interpretation of drilling and assay results, the results of the drilling program, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; the merits of the Queensway project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “interpreted,” “intends,” “estimates,” “projects,” “aims,” “suggests,” “indicate,” “often,” “target,” “future,” “likely,” “pending,” “potential,” “goal,” “objective,” “prospective,” “possibly,” “preliminary”, and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: “Collin Kettell”
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: March 21, 2023	By:	/s/ Collin Kettell